UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.D. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934*

        Overseas Shipholding Group Inc.
(Name of Issuer)
        Common Stock
(Title of Class of Securities)
        690368 10 5
(CUSIP Number)
        August 8, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to Which this Schedule is filed:
_____ Rule 13d-1(b)
_____ Rule 13d-1(c)
__X__ Rule 13d-1(d)

CUSIP No. 690368 10 5


1. NAMES OF REPORTING PERSONS.
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Foundation Resource Management, Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (a) _____
   (b) __X__

3. SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5. SOLE VOTING POWER

   1,797,601

6. SHARED VOTING POWER

   -0-

7. SOLE DISPOSITIVE POWER

   1,799,401

8. SHARED DISPOSITIVE POWER

   -0-

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,799,401

10. CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

   Not applicable.

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   5.9057%

12. TYPE OF REPORTING PERSON
   IA



ITEM 1(a)     NAME OF ISSUER:  Overseas Shipholding Group

ITEM 1(b)     ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES:
              666 3rd Ave #6000
              New York, NY 10017-4011

ITEM 2(a)     NAME OF PERSON FILING:
              Foundation Resource Management, Inc.

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IN NONE, RESIDENCE 401 W. Capitol Ave., Suite 503
              Little Rock, AR 72201

ITEM 2(c)     CITIZENSHIP:  U.S.A.

ITEM 2(d)     TITLE OF CLASS OF SECURITIES:  Common Stock

ITEM 2(e)     CUSIP NUMBER: 690368 10 5

ITEM 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
              Not applicable

ITEM 4   OWNERSHIP:
(a)     Amount Beneficially Owned: 1,799,401
(b)     Percent of Class: 5.9057%
(c)     Number of shares as to which the person has:
   (i)  Sole power to vote or to direct the vote: 1,797,601
   (ii) Shared power to vote or to direct the vote: 0
   (iii)Sole power to dispose or to direct the disposition of: 1,799,401
   (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
   Not applicable

ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
   Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:
   Not applicable

ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBER OF THE GROUP:
   Not applicable

ITEM 9   NOTICE OF DISSOLUTION OF GROUP:
   Not applicable

ITEM 10  CERTIFICATION:  Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:     February 9, 2012

SIGNATURE:

NAME/TITLE: Mark Millsap, President